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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Monotype Imaging Holdings Inc.

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

61022P 10 0

(CUSIP Number)

12/31/08

(Date of Event Which Requires Filing of this Statement)

This schedule is being filed pursuant to Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61022P 10 0	13G	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	TA IX L.P.	04-3520503
	TA/Atlantic and Pacific IV L.P.	04-3465628
	TA Strategic Partners Fund A L.P.	01-0682418
	TA Strategic Partners Fund B L.P.	01-0682422
	TA Investors II L.P.	20-1144811
	TA Subordinated Debt Fund L.P.	04-3506994
	TA Associates Inc.	04-3205751
2	CHECK THE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
	TA IX L.P.	Delaware
	TA/Atlantic and Pacific IV L.P.	Delaware
	TA Strategic Partners Fund A L.P.	Delaware
	TA Strategic Partners Fund B L.P.	Delaware
	TA Investors II L.P.	Delaware
	TA Subordinated Debt Fund L.P.	Delaware
	TA Associates Inc.	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH	5 SOLE VOTING POWER
	TA IX L.P.	8,019,903
	TA/Atlantic and Pacific IV L.P.	1,742,528
	TA Strategic Partners Fund A L.P.	187,630
	TA Strategic Partners Fund B L.P.	33,677
	TA Investors II L.P.	172,552
	TA Subordinated Debt Fund L.P.	580,696
	TA Associates Inc.	3,694
	6 SHARED VOTING POWER N/A
	7 SOLE DISPOSITIVE POWER
	TA IX L.P.	8,019,903
	TA/Atlantic and Pacific IV L.P.	1,742,528
	TA Strategic Partners Fund A L.P.	187,630
	TA Strategic Partners Fund B L.P.	33,677
	TA Investors II L.P.	172,552
	TA Subordinated Debt Fund L.P.	580,696
	TA Associates Inc.	3,694
	8 SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	TA IX L.P.	8,019,903
	TA/Atlantic and Pacific IV L.P.	1,742,528
	TA Strategic Partners Fund A L.P.	187,630
	TA Strategic Partners Fund B L.P.	33,677
	TA Investors II L.P.	172,552
	TA Subordinated Debt Fund L.P.	580,696
	TA Associates Inc.	3,694
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	TA IX L.P.	23.24%
	TA/Atlantic and Pacific IV L.P.	5.05%
	TA Strategic Partners Fund A L.P.	0.54%
	TA Strategic Partners Fund B L.P.	0.10%
	TA Investors II L.P.	0.50%
	TA Subordinated Debt Fund L.P.	1.68%
	TA Associates Inc.	0.01%
12	TYPE OF REPORTING PERSON Six Limited Partnerships One Corporation

SEE INSTRUCTION BEFORE FILLING OUT!

Attachment to Form 13G	Page 3

Item 1	(a)	Name of Issuer:

Monotype Imaging Holdings Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

500 Unicorn Park Drive Woburn, MA 01801

Item 2	(a)	Name of Person Filing:

TA IX L.P. TA/Atlantic and Pacific IV L.P. TA Strategic Partners Fund A L.P. TA Strategic Partners Fund B L.P. TA Investors II L.P. TA Subordinated Debt Fund L.P. TA Associates Inc.

Item 2	(b)	Address of Principal Business Office:

c/o TA Associates John Hancock Tower 200 Clarendon Street, 56th Floor Boston, MA 02116

Item 2	(c)	Citizenship:

Not Applicable

Item 2	(d)	Title and Class of Securities:

Common

Item 2	(e)	CUSIP Number:

61022P 10 0

Item 3	If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

Not Applicable

Item 4	Ownership

Item 4	(a)	Amount Beneficially Owned:	Common Stock

		TA IX L.P. TA/Atlantic and Pacific IV L.P. TA Strategic Partners Fund A L.P. TA Strategic Partners Fund B L.P. TA Investors II L.P. TA Subordinated Debt Fund L.P. TA Associates Inc	8,019,903 1,742,528 187,630 33,677 172,552 580,696 3,694

Item 4	(b)	Percent of Class	Percentage

		TA IX L.P. TA/Atlantic and Pacific IV L.P. TA Strategic Partners Fund A L.P. TA Strategic Partners Fund B L.P. TA Investors II L.P. TA Subordinated Debt Fund L.P. TA Associates Inc	23.24% 5.05% 0.54% 0.10% 0.50% 1.68% 0.01%

Item 4	(c)	Number of shares as to which such person has:

		(i) sole power to vote or direct the vote:	Common Stock

		TA IX L.P. TA/Atlantic and Pacific IV L.P. TA Strategic Partners Fund A L.P. TA Strategic Partners Fund B L.P. TA Investors II L.P. TA Subordinated Debt Fund L.P. TA Associates Inc	8,019,903 1,742,528 187,630 33,677 172,552 580,696 3,694

(ii) shared power to vote or direct the vote:

N/A

		(iii) sole power to dispose or direct the disposition:	Common Stock

		TA IX L.P. TA/Atlantic and Pacific IV L.P. TA Strategic Partners Fund A L.P. TA Strategic Partners Fund B L.P. TA Investors II L.P. TA Subordinated Debt Fund L.P. TA Associates Inc	8,019,903 1,742,528 187,630 33,677 172,552 580,696 3,694

		(iv)	shared power to dispose or direct the disposition

N/A

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the subsidiary that acquired the Security being reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of the TA group members to a joint filing, see below.

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Agreement for Joint Filing

TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II L.P., TA Subordinated Debt Fund L.P., and TA Associates Inc., hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Monotype Imaging Holdings Inc.

Dated: February 13, 2009

TA IX L.P.

By:	TA Associates IX LLC., its General Partner
By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA/Atlantic and Pacific IV L.P.

By:	TA Associates AP IV L.P., its General Partner
By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Strategic Partners Fund A L.P.

By:	TA Associates SPF L.P., its General Partner
By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Strategic Partners Fund B L.P.

By:	TA Associates SPF L.P., its General Partner
By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Investors II L.P.

By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Subordinated Debt Fund L.P.

By:	TA Associates SDF LLC, its General Partner
By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Associates Inc.

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer